VIA EDGAR

September 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Robert Shapiro

Re:	Jinxin Technology Holding Company

Registration Statement on Form F-1, as amended (File No. 333-273884)

Request For Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Craft Capital Management LLC and WestPark Capital, Inc, acting as representatives of the underwriters, hereby join Jinxin Technology Holding Company in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus dated September 11, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirm that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Craft Capital Management LLC

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Office

WestPark Capital, Inc.

By:	/s/ Frank Salvatore
Name:	Frank Salvatore
Title:	Chief Revenue Officer